VIA EDGAR

July 16, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Kathleen Collins

Accounting Branch Chief

Re:	SAIC, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2012

Filed March 27, 2012

File No. 001-33072

Science Applications International Corporation

Form 10-K for the Fiscal Year Ended January 31, 2012

Filed March 27, 2012

File No. 000-12771

Ladies and Gentlemen:

On behalf of SAIC, Inc. and Science Applications International Corporation (which are referred to together in this letter as the “Company”), this letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission set forth in the letter dated June 22, 2012 relating to the above-referenced Form 10-K.

Set forth in italicized print below are the Staff’s comments, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 17 – Legal Proceedings, page F-39

1.	As it relates to both the Timekeeping Contract with City of New York and the Data Privacy Litigation, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing,

U.S. Securities and Exchange Commission

July 16, 2012

please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made pursuant to ASC 450-20-50. You may provide your disclosure on an aggregated basis. Please include your proposed disclosures in your response.

Response: With regard to the Timekeeping Contract with the City of New York, as disclosed in the Company’s Form 10-K, the Company has settled the investigation with the U.S. Attorney and the City of New York. The full amount of the settlement has been accounted for in the Company’s financial statements included in the Form 10-K and the Company believes that the possibility of additional losses relating to the matter is remote. Therefore, the Company respectfully submits that no additional disclosure regarding the Timekeeping Contract with the City of New York is necessary.

The Company has addressed the portion of Comment 1 pertaining to the Data Privacy Litigation in its response to Comment 2.

2.	We note from your discussion of the Data Privacy Litigation, the company believes that a loss, if any, related to this matter would not exceed your insurance coverage. You further state that the $10 million loss provision represents the low end of your “estimated loss.” Please clarify your reference to “estimated loss.” To the extent that the estimated loss is based on your insurance deductible, in future filings revise to disclose as such. In this regard, revise to clearly state whether the estimates associated with your loss contingency are gross or net of insurance recoveries. If they are net of such recoveries, tell us the limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

•	The nature of these uncertainties or limitations;
•	Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and
•	When you accrue for these recoveries

Response: With regard to the Data Privacy Litigation, the disclosed $10 million loss provision currently is recorded as the gross amount of the estimated loss and represents the low end of the estimated range of probable loss, which is also equal to the deductible under the Company’s applicable insurance coverage. If, in the future, the Company increases the low end of the estimated range of probable loss or estimates a probable loss in excess of $10 million, the Company will record the gross liability as well as an associated asset for the gross amount of expected insurance recovery. The Company supplementally advises the Staff that the insurance carriers have accepted our submission of a claim under the policy, the insurance carriers are creditworthy and the Company does not know of any other factors that would lead it to believe that the insurance coverage would not be available for this matter if the ultimate loss is greater than $10 million. The Company believes that the high end of the range of probable loss is well within the available insurance coverage, and therefore, the Company currently believes it is remote that it will incur any net loss amounts in excess of the $10 million loss provision currently recorded. In future filings, the Company will revise the Data Privacy Litigation disclosure as applicable to indicate that the recorded loss provision either represents the gross amount of the estimated loss or, if the estimate of probable loss increases, represents the estimated loss, net of expected insurance recovery.

U.S. Securities and Exchange Commission

July 16, 2012

3.	With regards to the Derivative and Securities Litigation, you disclose a loss is “possible” and the company cannot reasonably estimate the range of “potential loss.” In your next periodic filing, please revise these disclosures to use terms consistent with the requirements of ASC 450-20-50 (i.e. “reasonably possible loss” or “probable loss”).

Response: In future filings, the Company will revise the terminology in its Derivative and Securities Litigation disclosure to be consistent with the requirements of ASC 450-20-50 as requested.

*    *     *

In connection with our response to the Staff’s comments, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments relating to the foregoing matters, please contact the undersigned at (858)826-6421.

Sincerely,

/s/ John R. Hartley

John R. Hartley
Senior Vice President and Controller

cc:	Harry M. Jansen Kraemer, Jr., Chair SAIC Audit Committee

Mark W. Sopp, Executive Vice President and Chief Financial Officer

Vincent A. Maffeo, Executive Vice President and General Counsel

Bruce K. Dallas, Davis Polk & Wardwell LLP

Michael Condro, Deloitte & Touche LLP